UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: March 19, 2014

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer

VIMPELCOM TO SUPPORT IMPROVED CAPITAL STRUCTURE

OF ITS FULLY OWNED ITALIAN SUBSIDIAIRY WIND

Amsterdam (March 19, 2014) - “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP) announced today that the Company, its indirectly owned subsidiaries WIND Telecomunicazioni S.p.A (“WIND”) and Wind Acquisition Finance S.A. (“WAF”) are considering a multi-step refinancing plan to improve WIND’s capital structure.

WIND and WAF are currently seeking the consent of lenders to amend WIND’s Senior Facilities Agreement (“SFA”) to provide operational flexibility and facilitate the implementation of the multi-step refinancing plan. The amendments would include changes to provide sufficient headroom under the financial covenants and up to an additional EUR 800 million plus associated transaction costs, fees and expenses in debt incurrence and distribution flexibility to permit a refinancing of the pay-in-kind notes guaranteed by WIND’s immediate parent, Wind Acquisition Holdings Finance (“WAHF”). The plan envisages a concurrent refinancing of WAF’s junior secured notes maturing in 2017, as permitted by the SFA. Further requested amendments would, among other changes, extend the maturity profile of the SFA, whereby the consenting lenders will roll into new extended SFA tranches.

The refinancing plan also contemplates a cash injection of EUR 500 million by VimpelCom, which will be a condition to the refinancing of the WAHF notes and the effectiveness of certain other elements of the amendment request. Execution of the cash injection and the refinancing remains subject to relevant corporate approvals, including by VimpelCom’s Supervisory Board.

The aim of the refinancing plan is to provide the Group with significant interest cost savings, stronger cash flow generation, a deleveraging trajectory and an extended maturity profile.

The consent request expires on April 2, 2014 at 5 pm CET.

Disclaimer

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any state or jurisdiction. Securities may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended (the “Securities Act”) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the multi-step refinancing plan, including lender consents, potential additional debt incurrence and potential refinancing of pay-in-kind notes guaranteed by WAHF and WAF’s junior secured notes, and the potential VimpelCom cash injection, as well as the potential benefits of such refinancing plan. The forward-looking statements included in this press release are based on management’s best assessments of the current situation. The actual outcome may differ materially from these statements. There can be no assurance that the requisite lender consents will be obtained or that the further steps in the refinancing plan will be completed. In addition, there can be no assurance that VimpelCom will inject EUR 500 million or another amount. The amount of the injection, if any, and timing will depend on market conditions and other factors affecting the Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Form 20-F and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2013 VimpelCom had 220 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)